EXHIBIT 99.1

SWA Lithium Drills New Smackover Well and Conducts Extensive Reservoir Testing Program at South West Arkansas Lithium Project

SWA Lithium and Contractors Drill a New Well into the Smackover Formation to Complete Understanding of the Reservoir for Production Modelling

Additional Testing Program in 2023 Wells is Designed to Improve Understanding of Formation and Revise the Brine Chemistry for the First Phase of Production

LOUISVILLE, Ark., Jan. 15, 2025 (GLOBE NEWSWIRE) -- SWA Lithium, the Joint Venture between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) and Equinor ASA (“Equinor”) which is developing the South West Arkansas Project (“SWA” or the “Project”), is pleased to announce that it has successfully commenced drilling a new well into the Smackover Formation at the Project. The well is currently at a depth of approximately 8,000’ below surface (2,438 m), and has a targeted total depth of 9,600’ (2,926 m). SWA Lithium is also undertaking an extensive field program to re-enter the wells drilled in 2023 to conduct detailed reservoir testing and brine sampling work.

New Exploration Well
The new well, named Lester-1, is a vertical exploration well being drilled by local contractors, and its location is shown in Figure 1 below. The well fills in a data gap in SWA Lithium’s proposed first area of operation, and after spudding of the well on December 27th, 2024, is now at a depth of 8,000’ and advancing steadily. During drilling, it is intended to retrieve core from the Upper and Middle Smackover Formation limestone and the bore terminate in the Lower Smackover Formation. After installation of production casing, the borehole will be selectively perforated in zones of interest and multiple large-scale representative samples of lithium brine will be produced from the formation. The same horizons of interest will also be subjected to permeabilitity testing to assess reservoir characteristics and behaviour. Discrete core samples will be sent for third party assessment of porosity and permeability. All data gathered from this new well will be used to inform the forthcoming front end engineering design (“FEED”) and Definitive Feasibility Studies (“DFS”). An image of the rig and drillsite is shown in Figure 2 below.

Figure 1 – Map showing location of the Lester-1 well currently being drilled by the SWA team; plus locations of existing 2023 wells being tested and resampled as part of the current field program. The dashed grey box represents the approximate region of SWA Lithium’s proposed first area of operation at the Project in southwestern Arkansas. The hatched box of the central processing facility shows the land owned by SWA Lithium that will be used to house all the process facilities for the Project.

Figure 2 – Drill rig at the Lester-1 drillsite.

Field Program
The SWA team is also conducting an extensive field program at four wells in the proposed first area of operation (the four other wells shown on Figure 1). The work consists of well re-entry, hydraulic testing to determine reservoir characteristics, and brine sampling and testing. In addition, large volumes of brine have been collected from the International Paper Company (IPC-1) to allow the field-based pilot testing to be operated (see Standard Lithium’s recent news release dated December 19, 2024). To date, the work has demonstrated that reservoir properties are better than previously gathered in the preliminary feasibility study, and also, where lithium brine samples have been sent off for third-party analysis, the lithium concentrations are higher than previously published. Key data will be made public when available, and all relevant data will be provided in the DFS later in 2025, along with all QA/QC information.

Standard Lithium’s Director and President, Dr. Andy Robinson commented: “The Standard Lithium and Equinor teams, along with our various field and drilling partners are working hard to gather all the remaining sub-surface data we require for our first commercial lithium project. The remaining field programs are required so that our engineering and design partners can complete the FEED and DFS studies by mid-2025. The SWA Lithium Joint Venture remains focussed on execution and moving the Project towards commercialisation.”

Qualified Person

Steve Ross, P.Geol., a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the relevant scientific and technical information that forms the basis for this news release. Mr. Ross is Vice President, Resource Development for the Company.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s signature project, the SWA Project, is located on the Smackover Formation in southern Arkansas, a region with a longstanding and established brine processing industry. The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas (“ETX”) and is conducting an extensive brine leasing program in this region. The Company is developing the SWA and ETX Projects in a 55:45 Joint Venture with Equinor. In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com for more information.

About Equinor ASA

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and is present in around 30 countries worldwide. Equinor’s partnership with Standard Lithium to mature DLE projects builds on its broad US energy portfolio of oil and gas, offshore wind, low carbon solutions and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor

Investor and Media Inquiries

Chris Lang
Director of Finance
+1 604 409 8154
c.lang@standardlithium.com

Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, including the accuracy of reservoir testing and brine sampling, reserves or resources, the ability of continued drilling to reach targeted well depth, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.